SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2005

(Commission File No. 001-32221)

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Tamoios 246
Jardim Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL and Copa Airlines announce Code-share
Passengers will have more flight and connection options between Brazil, Panama and the Americas

São Paulo, August 17, 2005 – GOL Linhas Aéreas Inteligentes S.A. (NYSE: GOL and Bovespa: GOLL4), Brazil’s low-fare, low-cost airline, today announced a code-share agreement with Copa Airlines. The Company expects operations to begin on August 24th; with sales scheduled to begin on August 19th. The partnership aims at offering more flights and connection options between Brazil and Panama, including several points across the Americas, through the “Hub of the Americas”, a direct flight distribution center located at Tocumen International Airport (Panama), which serves 30 destinations in 20 countries.

The first phase of the agreement will connect GOL flights from Rio de Janeiro and São Paulo with Copa Airlines flights, from São Paulo (Brazil) to “Hub of the Americas” (Panama). Additional phases will increase the number of cities in Brazil served by the code-share.

“This agreement allows GOL to begin offering flights from Brazil to Panama, including connections with Copa flights to several destinations from the Panamanian city. A passenger traveling to Brazil on one of Copa’s flights will have the option to connect from Guarulhos airport (São Paulo) and Galeão (Rio de Janeiro) to all the cities served by GOL. The agreement promises to strengthen commercial and tourist relations between the two countries,” says Wilson Maciel, GOL’s Planning and IT Vice-President.

“We are very pleased to partner with GOL and believe our passengers will benefit from these connection options in Brazil. GOL is an excellent partner, with a leadership position in Brazil and an innovative service,” says Dan Gunn, Vice-President of Planning of Copa Airlines in Panama.

About GOL Linhas Aéreas Inteligentes
GOL Linhas Aéreas Inteligentes, a “low-cost, low-fare” airline, is one of the most profitable and fastest growing airlines in the industry worldwide. GOL operates a simplified fleet with a single class of service. It also has one of the youngest and most modern fleets in the industry that results in low maintenance, fuel and training costs, with high aircraft utilization and efficiency ratios. In addition, safe and reliable services, which stimulate GOL’s brand recognition and customer satisfaction, allow GOL to have the best value proposition in the market. GOL currently offers over 360 daily flights to 42 major business and travel destinations in Brazil and Argentina, with substantial expansion opportunities. In 2005, GOL plans to grow by increasing frequencies in existing markets and adding service to additional markets in both Brazil and other high-traffic South American travel destinations. GOL listed its shares on the NYSE and the Bovespa in June 2004. For more information, flight times and fares, please access our site at www.voegol.com.br or call 0300-789-2121 in Brazil, 0810-266-3131 in Argentina, or 55 11 2125-3200 from overseas. GOL: here everyone can fly!

About Copa Airlines
Copa Airlines is one of the main passenger airlines in Latin América. The Company operates from its strategic position in the “Hub de las Américas”, in the Republic of Panama and offers 80 daily flights to 30 destinations in 20 countries in the North, South and Central America and the Caribbean. In addition, Copa offers flights to other 120 international destinations through code-share agreements with Continental Airlines and other airlines. Copa Airlines and Continental Airlines have a strategic alliance which includes Continental’s frequent traveler, OnePass®. For further information, please access www.copaair.com

For additional information please contact:

Investor Relations:
Ph: (5511) 5033 4393
e-mail: ri@golnaweb.com.br
www.voegol.com.br (IR section)

Media – US	Media – Brazil, Latin America & Europe:
Gavin Anderson & Company	MVL Comunicação
Gabriela Juncadella	Juliana Cabrini or Roberta Corbioli
Ph: 212-515-1957	Ph: (5511) 3049-0343 / 0341
e-mail: gjuncadella@gavinanderson.com	e-mail: juliana.cabrini@mvl.com.br

This release contains forward-looking statements relating to the prospects of the business, estimates for operating and financial results, and those related to growth prospects of GOL. These are merely projections and, as such, are based exclusively on the expectations of GOL’s management concerning the future of the business and its continued access to capital to fund the Company’s business plan. Such forward-looking statements depend, substantially, on changes in market conditions, government regulations, competitive pressures, the performance of the Brazilian economy and the industry, among other factors and risks disclosed in GOL’s filed disclosure documents and are, therefore, subject to change without prior notice.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 17, 2005

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.